CLIFFORD CHANCE US LLP 31 West 52nd Street New York, NY 10019-6131 Tel +1 212 878 8000 Fax +1 212 878 8375 www.cliffordchance.com

January 26, 2018

U.S. Securities and Exchange Commission

Judiciary Plaza

100 F Street, NE

Washington, D.C. 20549

Attention: Mr. Dominic Minore, Division of Investment Management

Re:	NorthStar Real Estate Capital Income Fund-C Registration Statement on Form N-2 File Nos.: 333-221611; 811-23310
Responses to Staff comments received on January 25, 2018

Dear Mr. Minore:

On behalf of our client, NorthStar Real Estate Capital Income Fund-C, a Delaware statutory trust (the “Trust”), set forth below are the responses of the Trust to the comment made by the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC” or “Commission”) by telephonic communication on January 25, 2018 (the “Comment Letter”) in connection with the Trust’s Registration Statement on Form N-2, filed with the Commission on January 17, 2018 (the “Original Registration Statement”). Following the submission of this response letter and upon the effectiveness of the Original Registration Statement, the Trust will submit a prospectus (as so amended, the “Prospectus”) pursuant to Rule 497 of the Securities Act of 1933, as amended. The Prospectus has been updated in response to the Staff's comment made in the Comment Letter.

Registration Statement

Prospectus

Unlisted Closed-End Fund (outside front cover)

Comment 1.	The third sentence in the penultimate bullet point should be modified to state that "After the Offering Period, distributions paid with respect to all Shares may be reduced by the amount of all distribution and servicing fees paid including those previously accrued." In addition, please modify the disclosure accordingly throughout the Prospectus.

Response 1. In response to the Staff’s comment, the requested changes have been made to the Prospectus.

Dominic Minore, Esq.

January 26, 2018

If you would like to discuss any of these responses in further detail or if you have any questions, please feel free to contact Jefferey D. LeMaster at (212) 878-3206 or me at (212) 878-3180. Thank you.

Best regards,

/s/ Clifford R. Cone

Clifford R. Cone

Clifford Chance US LLP

cc:	NorthStar Real Estate Capital Income Fund-C

Kevin P. Traenkle

Chief Executive Officer and President

Frank V. Saracino

Principal Accounting Officer, Chief Financial Officer and Treasurer

Sandra M. Forman

Chief Compliance Officer, General Counsel and Secretary

Clifford Chance US LLP

Jefferey D. LeMaster